Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for December 2023

Passenger traffic increased year-on-year by 4.5% in Mexico and 11.2% in Puerto Rico and decreased 10.8% in Colombia

Mexico City, January 4, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for December 2023 reached a total of 6.5 million passengers, representing an increase of 1.8% compared to December 2022.

Passenger traffic presented year-on-year increases of 4.5% in Mexico, 11.2% in Puerto Rico, while it decreased 10.8% in Colombia. Passenger traffic growth in Mexico and Puerto Rico was driven primarily by increases in international traffic of 9.6% and 27.2%, respectively, while domestic traffic decreased 1.1% in Mexico and increased 9.6% in Puerto Rico. Passenger traffic in Colombia remained negatively affected by the suspension of operations of two local airlines in the beginning of 2023 which resulted in an 14.2% decline in domestic traffic while international traffic increased 4.0% year-on-year.

This announcement reflects comparisons between the periods December 1 through December 31, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary

	December		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,863,469	4,035,410	4.5	39,523,958	43,467,984	10.0
Domestic Traffic	1,860,661	1,840,849	(1.1)	18,700,737	21,272,863	13.8
International Traffic	2,002,808	2,194,561	9.6	20,823,221	22,195,121	6.6
San Juan, Puerto Rico	997,444	1,109,409	11.2	10,310,990	12,197,553	18.3
Domestic Traffic	907,519	995,024	9.6	9,404,031	10,919,299	16.1
International Traffic	89,925	114,385	27.2	906,959	1,278,254	40.9
Colombia	1,559,866	1,390,788	(10.8)	16,506,196	14,895,709	(9.8)
Domestic Traffic	1,270,380	1,089,695	(14.2)	13,718,590	11,920,378	(13.1)
International Traffic	289,486	301,093	4.0	2,787,606	2,975,331	6.7
Total Traffic	6,420,779	6,535,607	1.8	66,341,144	70,561,246	6.4
Domestic Traffic	4,038,560	3,925,568	(2.8)	41,823,358	44,112,540	5.5
International Traffic	2,382,219	2,610,039	9.6	24,517,786	26,448,706	7.9

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Mexico Passenger Traffic

		December		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,860,661	1,840,849	(1.1)	18,700,737	21,272,863	13.8
CUN	Cancun	1,050,521	961,582	(8.5)	10,705,897	11,842,217	10.6
CZM	Cozumel	10,557	23,595	123.5	173,506	203,999	17.6
HUX	Huatulco	78,694	62,396	(20.7)	878,959	796,414	(9.4)
MID	Merida	301,884	313,486	3.8	2,811,644	3,350,258	19.2
MTT	Minatitlan	9,113	13,166	44.5	100,754	134,392	33.4
OAX	Oaxaca	121,516	137,469	13.1	1,111,877	1,477,600	32.9
TAP	Tapachula	48,752	57,355	17.6	489,547	537,472	9.8
VER	Veracruz	119,522	138,490	15.9	1,241,734	1,562,819	25.9
VSA	Villahermosa	120,102	133,310	11.0	1,186,819	1,367,692	15.2
International Traffic		2,002,808	2,194,561	9.6	20,823,221	22,195,121	6.6
CUN	Cancun	1,884,068	2,059,633	9.3	19,637,064	20,908,196	6.5
CZM	Cozumel	49,642	52,160	5.1	489,764	473,504	(3.3)
HUX	Huatulco	14,923	20,025	34.2	92,076	118,300	28.5
MID	Merida	25,709	30,028	16.8	267,974	323,845	20.8
MTT	Minatitlan	661	593	(10.3)	11,264	7,726	(31.4)
OAX	Oaxaca	16,298	17,948	10.1	192,157	215,442	12.1
TAP	Tapachula	1,179	874	(25.9)	13,707	16,272	18.7
VER	Veracruz	7,449	10,790	44.9	91,844	102,875	12.0
VSA	Villahermosa	2,879	2,510	(12.8)	27,371	28,961	5.8
Traffic Total Mexico		3,863,469	4,035,410	4.5	39,523,958	43,467,984	10.0
CUN	Cancun	2,934,589	3,021,215	3.0	30,342,961	32,750,413	7.9
CZM	Cozumel	60,199	75,755	25.8	663,270	677,503	2.1
HUX	Huatulco	93,617	82,421	(12.0)	971,035	914,714	(5.8)
MID	Merida	327,593	343,514	4.9	3,079,618	3,674,103	19.3
MTT	Minatitlan	9,774	13,759	40.8	112,018	142,118	26.9
OAX	Oaxaca	137,814	155,417	12.8	1,304,034	1,693,042	29.8
TAP	Tapachula	49,931	58,229	16.6	503,254	553,744	10.0
VER	Veracruz	126,971	149,280	17.6	1,333,578	1,665,694	24.9
VSA	Villahermosa	122,981	135,820	10.4	1,214,190	1,396,653	15.0

US Passenger Traffic, San Juan Airport (LMM)

	December		% Chg	Year to date		% Chg
	2022	2023		2022	2023
SJU Total	997,444	1,109,409	11.2	10,310,990	12,197,553	18.3
Domestic Traffic	907,519	995,024	9.6	9,404,031	10,919,299	16.1
International Traffic	89,925	114,385	27.2	906,959	1,278,254	40.9

Colombia Passenger Traffic Airplan

		December		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,270,380	1,089,695	(14.2)	13,718,590	11,920,378	(13.1)
MDE	Rionegro	950,281	788,658	(17.0)	10,185,489	8,804,497	(13.6)
EOH	Medellin	116,101	119,559	3.0	1,264,382	1,242,806	(1.7)
MTR	Monteria	140,909	128,769	(8.6)	1,569,389	1,288,100	(17.9)
APO	Carepa	20,370	16,801	(17.5)	263,093	205,052	(22.1)
UIB	Quibdo	39,328	32,387	(17.6)	379,948	353,504	(7.0)
CZU	Corozal	3,391	3,521	3.8	56,289	26,419	(53.1)
International Traffic		289,486	301,093	4.0	2,787,606	2,975,331	6.7
MDE	Rionegro	289,486	301,093	4.0	2,787,606	2,975,331	6.7
EOH	Medellin
MTR	Monteria	—	—		—	—
APO	Carepa	—	—		—	—
UIB	Quibdo	—	—		—	—
CZU	Corozal	—	—		—	—
Traffic Total Colombia		1,559,866	1,390,788	(10.8)	16,506,196	14,895,709	(9.8)
MDE	Rionegro	1,239,767	1,089,751	(12.1)	12,973,095	11,779,828	(9.2)
EOH	Medellin	116,101	119,559	3.0	1,264,382	1,242,806	(1.7)
MTR	Monteria	140,909	128,769	(8.6)	1,569,389	1,288,100	(17.9)
APO	Carepa	20,370	16,801	(17.5)	263,093	205,052	(22.1)
UIB	Quibdo	39,328	32,387	(17.6)	379,948	353,504	(7.0)
CZU	Corozal	3,391	3,521	3.8	56,289	26,419	(53.1)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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